Mail Stop 3561

November 8, 2007

Melvyn Knigin, Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, New York  10010

> **Re:** **Movie Star, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 12, 2007**
> **File No. 1-05893**
>
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 12, 2007**
> **File No. 333-143619**
>
> **Registration Statement on Form S-3**
> **Filed October 12, 2007**
> **File No. 333-146694**

Dear Mr. Knigin:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1. We note the acknowledgements provided by your counsel at the end of the letter dated October 12, 2007.  Please ensure that these acknowledgements are provided by you at the time you seek effectiveness.

Revised Preliminary Proxy Statement on Schedule 14A

The Merger and Related Transactions, page 37

Background of the Merger and Related Transactions, page 37

2.  We note your response to comment 7 in our letter dated September 28, 2007, however, we disagree with your response.  While we note your concerns as to the fact that the ranges provided in Chanin Capital, LLC's preliminary analysis were "preliminary and non-comprehensive in nature" your concerns can be addressed by accompanying such disclosure with the analysis.  Please revise to disclose the high and low range of Chanin's analysis.

Opinion of Financial Advisor to Special Committee, page 47

3.  We note that your financial advisor was provided with FOH Holdings' financial projections for fiscal years 2007 through 2010.  Considering these projections were relied upon in preparing the Discounted Cash Flow Analysis, please revise to disclose this information.

Executive Compensation, page 119

Compensation Discussion and Analysis, page 119

Benchmarking, page 120

4.  We note your response to comment 16 of our letter dated September 28, 2007.  We further note your revised disclosure indicating that while your compensation committee "does not engage in a formalized benchmarking process, it analyses the cash and equity compensation practices of a number of different publicly held apparel manufacturers."  Please revise to disclose these manufacturers.  Further, we presume that these manufacturers are the same as those "companies in your industry" mentioned at the bottom of page 119.  If not, please disclose these companies as well.  Finally, tell us how your analysis of the "cash and equity compensation practices" of other publicly held apparel manufacturers assists you in making your compensation-related decisions.

FOH Holdings' Business and Financial Information, page 159

5.  We note your response to comment 21 in our letter dated September 28, 2007.  We further note the supplemental materials you provided, however,  the materials provided do not provide support for all of the statements you make here.  For example, please provide support for your statement that "Frederick's of Hollywood ranked in the top 100 brands in Women's Wear Daily's top global 100 brands" and

"[i]n 2006 and 2007, Frederick's of Hollywood was ranked in the top 10 in consumer awareness among innerwear brands."

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

6. Please revise to comply with the above comments as applicable.

<u>FOH Holdings, Inc. and Subsidiaries</u>

7. Please update page F-2 to include an audit report with the correct dates, reflecting the most recent audit for the year ended July 29, 2007.

<u>Form S-3</u>

8. Please revise to comply with the above comments as applicable.

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As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Marci J. Frankenthaler, Esq.
    Graubard Miller
    Via Facsimile